(Letter head)


March  11,  2005

United  States  Securities  and  Exchange  Commission
Washington,  D.C.
20549

Mail  Stop  4-6

ATTENTION:  MR. MARK P. SHUMAN

Dear Mr. Shuman:

In response to your staff's letter dated January 26, 2005, I have the following responses.

GENERAL
-------

1. The financial statements, included in our Form SB-2A, have been updated to November 30, 2004 as per the requirements of Rule 310(g) of Regulation S-B.

2. This issue will be sold to subscribers outside the United States. This fact has been stated on page 19 under Item 8 - Plan of Distribution as follows:

"The  Company will be selling the shares through this offering only to investors
in  British  Columbia.   Sales  will  be  made  in  accordance  with the British
Columbia  securities  laws".

PROSPECTUS  SUMMARY,  PAGE  1
-----------------------------

3. The previous section relating to proven and probable reserves has been eliminated and has been included under "Lack of Viable Mineral Reserves" on page 33.


(Address)

     The second sentence in the new third paragraph consisting of "The claim consists of approximately 1,235 acres" has been eliminated since it mentioned on page 33 under the heading "Claim status".

     The third sentence in the new third paragraph has been eliminated as follows: "It is 80 miles northeast of Vancouver, British Columbia' since it is mentioned on page 32 under "Property Description, Location and Access".

     The former paragraph starting with "The Company has had no revenues and very limited losses of $120,029" has been eliminated due to this information being elsewhere in the prospectus and under the "Summary of Financial Information" in this section.

4. The Prospectus Summary has been changed to include the headings of "History of the Company", "Business", "Offering" and "Use of Proceeds".

     The last sentence in the above noted eliminated paragraph has been moved to the section under "Summary of Financial Information" since it is felt an investor would want to know this information prior to considering an investment in our company.

     Offering

Under  "Offering',  the  following  sentence  has  been  inserted  as  follows:

"There is no minimum amount required to be raised by the Company and hence the Company can use all the proceeds from investors immediately."

Even though this sentence was not originally included it is felt an investor would want to know this fact prior to making an investment.

Other  adjustments  to  Prospectus  Summary

The previous sentence in the seventh paragraph which states "The Company anticipates minimum operating .Plan of Operations)" has been transferred to the section under the Summary of Financial Information.

The previous last paragraph starting with "It will take many years to explore ..funds to achieve such a program" has been eliminated due to being stated elsewhere in this Summary.

5. In response to this comment the following paragraph has been inserted under the Summary of Financial Information.

     "The Company's independent accountants have indicated in their opinion dated November 5, 2004 that the Company will need additional working capital for its planned activity and to service its debt, which raises substantial doubt about its ability to continue as a going concern. If the Company does not raise sufficient funds from this Offering to meet its debt obligations and to maintain the Tylerstone in good standing, there is the distinct possibility the Company will not be able to operate as a going concern and any investor subscribing for shares under this Offering will lose their entire investment".

SUMMARY  INFORMATION  OF  THE  COMPANY,  PAGE  1
------------------------------------------------

6.     The  sentence  in  question  has  been  changed  to  read  as  follows:

     "There is no assurance that the Company will find a commercially viable mineral reserve on the Tylerstone regardless of the dollars spent on exploration work on it. Therefore, no matter how much exploration work is undertaken, a commercially viable mineral reserve might never be found.'

SUMMARY  FINANCIAL  INFORMATION,  PAGE  2
-----------------------------------------

7. The error has been noted and the Summary of Financial Information has been updated to November 30, 2004 with comparisons as at August 31, 2004. The current figures agree with the interim and annual financial statements included in the prospectus.

RISK  FACTORS,  PAGE  3
-----------------------

8. In response to this comment the following Risk Factor headings have been changed:

Risk  Factor  No.1  on  page  3

The  heading  of  this  Risk  Factor  has  been  changed  to  read  as  follows:

     "Loss of Total Investment by New Investors if the Company is Unable to Raise Sufficient Funds to Carry on Operations"

Risk  Factor  No.  4  on  page  4

     The  heading  of  this  Risk  Factor  has  been changed to read as follows:

     "The Directors and Officers are self-underwriting this offering which will result in no independent evaluation of the offering price paid by new investors".

Risk  Factor  No.  10  on  page  9

The  heading  of  this  Risk  Factor  has  been  changed  to  read  as  follows:

     "The Company has only one mineral claim which might impair its ability to attract capital to acquire further mineral properties."

9. The previous paragraph on page 3 directly under the heading of Risk Factors has been deleted since this information has been disclosed under Risk

Factor  10  on  page  5.

10. In response to this comment the entire previous paragraph under C. Management and the Company; Risk Factor No. 1 on page 9 has been changed to read as follows:

     "The Company expects to face many of the new challenges in the start-up of its business. First, the Company will be required to raise capital to complete its exploration programs on the Tylerstone claim and provide sufficient working capital to enable it to continue as a going concern. Second, it will have to undertake exploration programs to determine whether the Tylerstone actually has a viable ore reserve thereon and if not to evaluate the possibilities of identifying other mineral claims of merit. Third, it will have to attract individuals who have knowledge in exploration and in assisting the directors to develop the Company in the direction as set forth elsewhere in this prospectus; that of becoming a mineral exploration company. Fourth, the Company will have to meet all the standards and requirements of a company seeking a quotation on NASD. Fifth, it will have to meet all the requirements of communicating on a regular basis with its shareholders and in maintaining its status as a public quoted company.

If the Company does not address all or any of the above challenges associated with the starting up of a new business enterprise, there is the distinct possibility it will not succeed and will eventually cease operation resulting in the total loss of their investments by the new investors."

     The paragraph under Risk Factor 2 under Section C on page 9 has been re-written as follows:

     "The Company commenced business operations on September 24, 1998 and since that date has incurred accumulated losses of $128,089 without realizing any revenue from any source. In addition, management has estimated during the next twelve months its cash requirements will be $33,775 which would result in an accumulated deficit of $161,864 due to outlays of cash being expense related. Even if the Company is able to raise the maximum amount of money under this offering, being $300,000, it will not reduce the accumulated deficit since these funds will be applied to Phases I to III of the exploration programs which total $247,500. By spending these funds on the exploration programs, it will have the effect of increasing the accumulated deficit to $409,364. Only through the accumulation of net profits would the deficit be reduced. Net profits might never occur."

Risk  Factor  No.  6  on  page  10  has  been  changed  to  read  as  follows:

     MESSRS.  STEPHENSON  AND  SKODA  ARE  THE  ONLY  DIRECTORS WHO HAVE HAD ANY
EXPLORATION  EXPERIENCE  SINCE  BOTH  MS.  MURPHY  AND  MR.  HAWKINS HAVE HAD NO
INVOLVEMENT  IN  THE  PAST  WITH  AN  EXPLORATION  COMPANY

     "Laurence Stephenson, President, and Edward Skoda, Director of the Company, have experience in the exploration industry but neither Louise Murphy nor Fred Hawkins have ever been involved in an exploration company. Louise Murphy's back ground is in accounting and administration of professional firms whereas Fred Hawkins has been in construction industry for the majority of his working life. In the event, Messrs. Stephenson and Skoda were unable to assist the Company in its exploration activities due to terminating their involvement with the Company, neither Louise Murphy nor Fred Hawkins would have the experience necessary to manage an exploration program on the Tylerstone claim. Therefore, consultants would have to be hired to assist in the exploration activities on the Tylerstone and to make the decisions as to further exploration work thereon. The Board of Directors would not have an individual whom had knowledge of the exploration industry and could advise it as to the future approach to be taken.

Bearing this in mind, a new investor may not wish to invest in a company where the Board of Directors comprised members who are unfamiliar with the exploration industry."

11. Risk Factor 11 on page 6 has been changed to reflect a change of control after the offering as follows:

"THE ISSUANCE OF SHARES UNDER THIS OFFERING MIGHT RESULT IN A CHANGE OF CONTROL"

     "Before this Offering, the Directors and Officers control 57 % of the issued and outstanding shares. If only 500,000 shares are subscribed for under this Offering, the percentage ownership by the Directors and Officers would be reduced to 46 % thereby resulting in the possibility of a change in control. If the entire Offering is subscribed for, the ownership percentage of the current Directors and Officers would be reduced to 23 % which would enable one or a group of shareholders, acting together, to accumulate sufficient shares to change the Board of Directors and therefore control. New investors might want to give consideration to the possibility of a change in control which might result in individuals being elected to the Board of Directors whom these new investors, under normal circumstances, would not have entrusted with their money and the operation of the Company."

12. During the exploration stage, comprising Phases I to III, the Company does not wish to bear the cost of verifying the boundaries of the Tylerstone claim by survey. It would only become practical to undertake a survey if, and only if, an ore reserve of merit were found on the Tylerstone claim. Therefore, under Section B - Exploration of the Tylerstone, Risk Factor No. 5 has had the following sentence added therein:

     "The Company will not verify the boundaries of the Tylerstone by survey in the near future and might never undertake a survey."

13. In response to this comment, a new sentence has been inserted in the paragraph on page 8 as follows:

     "If the crew had to carry the supplies it might prove difficult to attract an exploration crew - refer to "Hiring an Exploration Crew" on page 31".

The  above  mentioned  paragraph  on  page  31  reads  as  follows:

     Due to the hardship of the Tylerstone in accessing it by foot, the Company might find it difficult to hire an exploration crew when it is needed. In the event the Company does not wish to incur the cost of using helicopters to transport the crew and supplies to the Tylerstone, only certain exploration workers would be suitable to climb the wooded mountain side to the Tylerstone while packing in supplies and tent facilities. These individuals would have to be in good physical shape and willing to endure hardships in traveling to and from the Tylerstone. This fact will limit the number of available men in the town of Gold Bridge which would result in the Company having to seek exploration workers in other areas of British Columbia. There is the distinct possibility the Company would have to pay above normal wages for these workers to be convinced to explore the Tylerstone. This being the case, it will have a financial impact on the Company since its costs associated with hiring these exploration workers would substantially increase.

14. In response to this comment, the previous paragraph has been amended on page 10 as follows:

     "WITHOUT FUNDS FROM THIS OFFERING, THE COMPANY WILL NOT BE ABLE TO UNDERTAKE ANY EXPLORATION ON THE TYLERSTONE AND WOULD NOT BE ABLE TO CONTINUE AS A GOING CONCERN."

     "Currently, the Company has no operating capital and is relying on the proceeds from this Offering to complete Phases I to III of its exploration programs, at a cost of $247,500, and to contribute funds to pay the Offering expenses of $26,100 and partial payment to third parties. Management has estimated $7,675, not including $26,100 for Offering expenses, for cash requirements over the next year plus $47,718 owed to third parties; refer to page 13. Since there is no minimum amount of shares that must be sold under this Offering, the Company may not have sufficient funds to proceed into the future. There are no other sources of funds at this time other than this Offering unless the Directors and Officers are prepared to personally advance funds to the Company or guarantee a loan from a financial institution. At the present time, the Directors and Officers are not considering either of these solutions. Without new investors subscribing to this Offering, there is the distinct possibility the Company will cease as a going concern within the next twelve months, Any new investor should give careful consideration to this fact prior to making an investment in the Company."

     The prior reference to the market price of gold, silver, lead or zinc has been deleted in the above paragraph since it might lead an investor to believe that the Company will be able to produce these minerals which might never be the case.

15. The Company has paid cash sufficient to maintain the Tylerstone in good standing until February 24, 2006. Therefore, Section B - Exploration of the Tylerstone ona page 6, a new Risk Factor No. 1 has been inserted as follows in response to this comment:

     "THE TYLERSTONE IS IN GOOD STANDING WITH THE MINISTRY OF ENERGY AND MINES UNTIL FEBRUARY 24, 2006 AT WHICH TIME FURTHER ASSESSMENT WORK WILL HAVE TO BE DONE

     The Tylerstone claim is in good standing until February 24, 2006 at which time assessment work or cash in lieu of assessment work will have to be filed with the Ministry of Energy and Mines for the Province of British Columbia in the amount of $3,230 to keep it in good standing for an additional twelve months. In the event the Company is unable to undertake an exploration program on the Tylerstone or pay $3,230 in cash in lieu of doing assessment work, the mineral rights to the Tylerstone will lapse and the Company will have no further interest in the claim. New investors should consider whether they wish to invest in a company which might not have the available funds to maintain its mineral claim in good standing resulting in it having no assets."

USE  OF  PROCEEDS,  PAGE  11
----------------------------

16. The schedule has been amended on page 12 to transfer amounts previously allocated to working capital to accounts payable at the 16% through to the 100% with only a residual balance allocated to working capital if 100% of the offering is raised. The new schedule included in this section indicates that there will be a small working capital balance if 100% of the offering is sold.

17. This section has been revised to include payment to creditors at various levels of the offering. It is indicated in this section the only creditor to charge interest is Nevada Agency & Trust Company. In the schedule on page 13 both the accounts payable and cash requirements for the next twelve months have been grouped together to show the total cash needed.

Creditors were selected for payment at the various levels depending upon the need for their services. Therefore, accounting, audit, legal and transfer agents charges were given priority since without their services the Company might not be able to proceed.

In response to the latter part of this comment the following paragraph has been inserted on page 14.

     "Even if the entire offering is subscribed for the working capital deficit will continue even though the above schedule shows excess cash of $3,407. The reason for this is that an amount of $38,266 is owed to related parties which will not be paid under this offering thereby resulting in a working capital deficit. If a significant working capital deficiency continues after any subscription level of this offering, the Company will have to investigate methods of obtaining additional funds to continue in business. With working capital deficit the Company will have difficulty in attracting new investors and undertaking exploration on the Tylerstone. If this is the case, the directors and officers might have to consider advancing funds to the Company or obtaining, by way of personal guarantees, funds from institutional lenders. The directors and officers presently do not wish to consider the latter two methods of obtaining funds."

18. In response to this comment, the Board of Directors, on the advice of Mr. Stephenson, will only change the use of proceeds if additional money spent on exploration would not provide any additional geological information as to whether an ore reserve exists on the Tylerstone. The Board would rather spend all the proceeds raised under this offering on the Tylerstone in hopes of proving that it is a property of merit. In the event that neither Phases I or II give any meaningful results, it would be more prudent for the Company to identify another mineral property and undertake exploration work on it rather than waste further funds on the Tylerstone. Under Part B - "Exploration of the Tylerstone" Risk Factor 2 on page 6 has been inserted as follows:

"The Board of Directors has the Discretion to Amend the Use of Proceeds set forth in this Prospectus"

     "Even though the Company has determined the use of proceeds in this prospectus, Item 4, the Board of Directors has the ability to change the use of proceeds upon the recommendation of Laurence Stephenson, President of the Company. Mr. Stephenson will only recommend changes to the Board in the event that further money spent on the exploration activities of the Tylerstone would prove of no value in the search for an ore reserve. The potential consequence of this discretionary power may be that the proceeds raised are used for purposes not envisioned by the new investors. A new investor might wish to consider whether or not they will invest in a Company whose Board of Directors has the ability to change the original use of proceeds without their consent."

     In addition to the above Risk Factor, on page 15 under Item 4 - Use of Proceeds, the following sentences has been added to the first whole paragraph on this page:

     "Mr. Stephenson would recommend a change in the use of proceeds where it became apparent any further exploration work on the Tylerstone would prove to be meaningless and not in the best interest of the Company. Other than this situation, the Company intends to use the proceeds of this offering in the manner set forth above."

PLAN  OF  DISTRIBUTION
----------------------

19. In response to this comment regarding adherence to Section 14 - Contrary Stipulations Void of the Securities Act of 1933, Exhibit 99.1 has been amended accordingly.

DESCRIPTION  OF  BUSINESS,  PAGE  28
------------------------------------

Business  Development,  page  28

20. The word "minor" has been deleted and replaced with the words " to meet assessment requirements to maintain the Tylerstone in good standing ."".

21. The Company wishes to concentrate its efforts on the Tylerstone and therefore has not put any resources or time into identifying other mineral properties. If the Tylerstone proves to be of no commercial value the Company will seek out and identify other mineral claims at that time.

Under Other Mineral Properties on page 32, a sentence has been added which states "It has not dedicated any resources to identifying other mineral properties."

22. The Company will be in the pre-exploration phase until it completes Phases I to III when it will have completed sufficient work to be considered to be in the exploration phase. This fact has been inserted on page 28 as follows:

     "The Company is considered to be in the pre-exploration stage and will be in this stage until it has completed Phases I to III. If the results of Phase I are encouraging, the Company will undertake Phase II and if the results under Phase II are also encouraging, the Company will proceed into Phase III. The total number of days, as determined above, would be 65 but there will have to be time in between each Phase to assess the results and to organize the required personnel for the next Phase. Therefore, conservatively, the completion of Phases I to III inclusive would be approximately 90 to 100 days from commencement of Phase I. After the entire exploration program has been completed, the Company will no longer be considered to be a pre-exploration company since sufficient work would have been done on the Tylerstone".

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  DISTRIBUTION,  PAGE  39
------------------------------------------------------------------------------

23. In response to this comment, in the latter paragraph on page 37 and the subsequent paragraphs under Plan of Operations, it has been noted that Phase I will take approximately 10 working days to complete, Phase II will take 25 working days and Phase III will take approximately 30 working days not including the time to assess the results.

24. On page 37, Plan of Operations, several sentences have been inserted in second paragraph indicating that the cost associated with the Company becoming a public reporting company have been included in the offering expenses of $26,100 as follows:

     $2,500  legal  fees  paid  to  the  attorney  for  due  diligence;

     $400 for photocopying expenses to duplicate documents required by NASD; and

     $1,000 for the transfer agent to print the required share certificates for the new investors.

Years  Ended  August  31,  1999  to  2004,  page  42

25. The reference to "per month" has been deleted from the 5th paragraph on page 40.

Liquidity  and  Capital  Resources,  page  43

26. In response to this comment, the following sentences have been inserted in the second paragraph on page 40:

"The Company's working capital deficiency as at November 30, 2004 is $83,589 with accumulated losses from the date of inception of $128,089. As indicated under Item 4 - Use of Proceeds, the Company will require $81,493 to settle amounts owed to third parties, covering offering expenses of this prospectus including obtaining a quotation on the OTC Bulletin Board and paying various expenses over the next 12 month period. The Company is hoping to obtain sufficient funds under this offering to cover the above noted amounts. At the present time, there are no alternative sources of funds other than the issuance of shares under this offering. The directors have not, at this time, given any consideration to advancing additional funds or obtaining debt financing from institutional lenders supported by their personal guarantees. If the Company does not receive sufficient funds to settle amounts owed to third party creditors and pay future expenses as disclosed under Item 4, there is the possibility that the Company might cease operations and never be quoted on the OTC Bulletin Board which would result in all investors losing the funds they invested in the Company."

27. In response to this comment, the word "miscellaneous " has been changed to "office" and the following sentence has been inserted as (ii) on page 41:

     "Office represents the purchase of office supplies such as photocopying paper, ink cartages, binders, pencils, pens, stamps, envelopes and the delivery of documents to various parties."

     EXECUTIVE  COMPENSATION,  PAGE  47
     ----------------------------------

28.     The  applicable  schedule  has  been  inserted  on  page  45.

FINANCIAL  STATEMENTS
---------------------

STATEMENT  OF  OPERATIONS,  PAGE  50
------------------------------------

29.     This  comment  has  been  adhered  to  as  shown  on  page  49.

RECENT  SALES  OF  UNREGISTERED  SECURITIES,  PAGE  58
------------------------------------------------------

30. On page 65 under the above noted section the following paragraph was inserted:

     "All of the above mentioned sale of shares occurred in 1999 and were sold to investors who are outside of the United States. The Company relied on Regulation S in selling these shares. The sale of these shares was in conformity with the securities laws of British Columbia and the applicable exemption was adhered to"


ENGINEERING  COMMENTS
---------------------

31. We are in the process of updating the computer system in order that we can use the SEC's EDGAR program rather than the current program we are using which does not allow for maps to be used therein. Until we have achieved this updating, we will have to furnish you with copies of the various maps of the Tylerstone.

32. In response to this comment the following changes have been made to the prospectus. Note that the page numbers are those of the amended copy of the Form

SB-2 and therefore the "red-line" copy should also be referred to in order to identify the various deletions as follows:

          Biographies  -  page  20.

     The biographies of the directors have been revised to eliminate the amount of information therein but with sufficient information to allow an investor to know the working background of each director.

          Competitive  Business  Conditions  .  Page  29

     The reference to "staking" has been eliminated due to the change in policy of the Ministry of Energy and Mines as at January 15, 2005 where staking is no longer required to obtain ownership to the minerals on a claim. Refer to insert on page 31 under "Staking of the Tylerstone".

     The last sentence in the first paragraph under this section on page 29 has been eliminated due to being referred to elsewhere in this prospectus.

          Sources  and  Availability   page  29.

     The last line in this paragraph has been deleted due to being referred to in the above sentences.

          Requirements  of  Governmental    page  29

     This entire section has been re-written to eliminate the details which would not be important to the average investor.

          Environmental  Regulation  -  Federal  -  page  30

     Since the Federal Government has little responsibility in environmental regulations compared to the Provinces, the majority of this section has been eliminated.

          Provincial  Environmental  Regulations  -  page  30

     The third paragraph in this section has been eliminated due to already being mentioned on page 30 "Requirements of Governmental Approvals and Mining Regulations".

     In the fourth paragraph in this section the last five sentences have been deleted since they do not appear to be facts an investor would need to make an investment discussion on whether to subscribe to this offering or not.

     The fifth paragraph has also been eliminated for the reasons given in the immediate preceding paragraph.

          Staking  of  the  Tylerstone  -  page  31

     In the second sentence of the first paragraph the word "is" has been changed to "was" due to the information inserted in the new second paragraph under this section.

          Title  to  the  Tylerstone  -  page  32

     In the first paragraph the fifth sentence starting with "Initially, to avoid .License" has been eliminated due to basically being a repeat of information contained within this paragraph.

     Property  Description,  Location  and  Access  -  page  32

The last sentences in both the second and third paragraphs have been deleted since it is felt this information would not be of any use to an investor considering an investment in the Company.

     Geology  -  page  33

The second paragraph has been deleted since it is felt the geological terms including their descriptions would be confusing to the average investor and would serve no meaningful purpose if left in this section.

     Conclusion  and  Recommendations  -  page  34

The first paragraph of this section has been eliminated due to being stated elsewhere in this prospectus.

     Recent  Exploration  work  on  the  Tylerstone  -  page  35

The detail relating to the establishment of the grid system over the past four years has been deleted since the majority of investors would not understand the significance of the grid and in the majority of cases be of little or no use to aid them in making an investment decision.

In addition, a new paragraph has been inserted for the work undertaken to maintain the Tylerstone in good standing until February 24, 2006.

I am enclosing three copies of "red-lined" prospectus indicating the changes which have been made in responding to your comments. These can be distributed to the staff member mentioned in your letter.

In addition, I am enclosing three copies of the amended prospectus to be distributed to the same staff members.

Yours  very  truly;
Tylerstone  Ventures  Corporation



Per:  /s/ " Laurence Stephenson"
--------------------------------
Laurence  Stephenson
Principle  Financial  Officer
President  and  Director

Enclosures

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